

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Gal Omer
Chief Legal Officer
Nayax Ltd.
3 Arik Einstein Street
Building B, 1 st Floor
Herzliya 4659071, Israel

> **Re: Nayax Ltd.**
> **Registration Statement on Form F-3**
> **Filed October 2, 2023**
> **File No. 333-274812**

Dear Gal Omer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan